UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

Form 12b-25

Commission File Number:  000-51208

NOTIFICATION OF LATE FILING

(Check One):  ☐ Form 10-K  ☐ Form 20-F  ☐ Form 11-K  ☒ Form 10-Q
☐ Form N-SAR

For Period Ended:  March 31, 2011

[  ]  Transition Report on Form 10-K
[  ]  Transition Report on Form 20-F
[  ]  Transition Report on Form 11-K
[  ]  Transition Report on Form 10-Q
[  ]  Transition Report on Form N-SAR
For the Transition Period Ended:  _______________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  _________________________________________________________________________________

PART I - REGISTRANT INFORMATION

Full Name of Registrant:  Brooklyn Federal Bancorp, Inc.
Former Name if Applicable:  N/A
Address of Principal Executive Offices (Street and Number): 81 Court Street
City, State and Zip Code: Brooklyn, New York  11201

PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

☐	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.

Management of Brooklyn Federal Bancorp, Inc. (the “Registrant”) has determined that the Registrant is unable to file its Quarterly Report on Form 10-Q for the period ended March 31, 2011 (the “Form 10-Q”) by the due date of May 16, 2011 and it is not expected that the Registrant will be able to make that filing within the 15-day extension permitted by the rules of the U.S. Securities and Exchange Commission (the “SEC”).

As disclosed in a Form 8-K filed with the SEC on December 23, 2010, on December 20, 2010, Grant Thornton LLP (“Grant Thornton”) informed the Registrant that Grant Thornton resigned as the Registrant’s independent registered public accounting firm effective as of December 20, 2010.  Grant Thornton was engaged by the Registrant on January 7, 2010 after the Registrant filed its Annual Report on Form 10-K for the fiscal year ended September 30, 2009.  Grant Thornton resigned prior to completing an audit of the Registrant’s financial statements for the fiscal year ended September 30, 2010, and did not issue an audit report on the consolidated financial statements of the Registrant for the fiscal year ended September 30, 2010.  The Registrant has engaged Crowe Horwath LLP (“Crowe”), an independent registered public accounting firm on February 4, 2011. Crowe is in the latter stages of completing the audit of the Registrant’s September 30, 2010 financial statements.

PART IV - OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification:

Richard A. Kielty                                    (718)                       855-8500
(Name)	(Area Code)	(Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).
☐ Yes           ☒ No

Form 10-K for the fiscal year ended September 30, 2010 and Form 10-Q for the period ended December 31, 2010.

(3)  Is it anticipated that any significant change in results of operation from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes           ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Brooklyn Federal Bancorp, Inc.
(Name of Registrant as specified in its charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

DATE: May 16, 2011	By:	/s/ Richard A. Kielty
Richard A. Kielty
President and Chief Executive Officer

ATTACHMENT TO FORM 12b-25
BROOKLYN FEDERAL BANCORP, INC.

Form 12b-25 requires that the Registrant disclose any significant anticipated change in results of operations for the three and six month periods ended March 31, 2011, compared to the three and six month periods ended March 31, 2010.  The Registrant expects that the results of operations for the three and six month periods ended March 31, 2011 to be included in its Quarterly Report on Form 10-Q will include a net loss of approximately $0.2 million and $0.5 million for the three and six month periods ended March 31, 2011 compared to a net loss of $2.8 million and $1.7 million for the three and six month periods ended March 31, 2010.  The primary reasons for the decrease in year to date net loss is a $8.5 million decrease in provision for loan losses offset by decreases in net interest income of $4.2 million, a $1.7 million net benefit for income taxes, a $0.3 million in non-interest loss and an increase of $1.1 million in noninterest expense.

Total assets are expected to decrease by $4.2 million to $474.2 million at March 31, 2011 from $478.4 million at September 30, 2010.  Loans receivable before allowance for loan losses, which include deferred fees, are expected to decrease by $46.2 million to $338.6 million at March 31, 2011 from $384.8 million at September 30, 2010, primarily due to loan sales and Office of Thrift Supervision-mandated restrictions relating to the type of lending the Registrant can originate.

Total non-performing loans are expected to total approximately $116.0 million at March 31, 2011 compared to $83.2 million at September 30, 2010.  Charge-offs for the quarter ended March 31, 2011 were approximately $0.6 million compared to $5.7 million for the quarter ended March 30, 2010. The allowance for loan losses at March 31, 2011 is expected to represent 6.45% of total loans, compared to 6.02% of total loans at September 30, 2010.  During the quarter ended March 31, 2011, non-performing loans and related problem assets increased, generally due to the severe and lengthy economic downturn, which dramatically affected real estate values as well as the financial well-being of many of our borrowers, leading to an increase in potential problem loans.

This description of our expected results of operations for fiscal 2010 and the three and six month periods ended March 31, 2011 may contain certain "forward-looking statements" which may be identified by the use of such words as "believe", "expect", "intend", "anticipate", "should", "planned", "estimated", and "potential".  Examples of forward-looking statements include, but are not limited to, estimates with respect to our financial condition, results of operations and business that are subject to various factors which could cause actual results to differ materially from these estimates and most other statements that are not historical in nature.  These factors include, but are not limited to, general and local economic conditions, changes in interest rates, deposit flows, demand for mortgage and other loans, real estate values, and competition; changes in accounting principles, policies or guidelines; changes in legislation or regulation; and other economic, competitive, governmental, regulatory, and technological factors affecting our operations, pricing, products and services.